UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

HUDBAY MINERALS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code Number (if applicable))

98-0485558

(I.R.S. Employer Identification Number (if applicable))

Dundee Place, Suite 2501

1 Adelaide Street East

Toronto, Ontario

M5C 2V9, Canada

416 362-8181

(Address and telephone number of Registrant’s principal executive offices)

Andrew W. Bongiorno

Bevan, Mosca, Giuditta & Zarillo, P.C.

222 Mount Airy Rd., Suite 200

Basking Ridge, New Jersey 07920

908 385-4289

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

copy to:

Mark Mandel

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

☐    Annual Information Form         ☐    Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☐    No  ☒

FORWARD-LOOKING STATEMENTS

This Registration Statement and the Exhibits incorporated herein by reference contain “forward-looking information”, within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay Minerals Inc.’s (the “Registrant”) exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, mineral pricing, debt repayment, reclamation costs, the economic outlook, currency fluctuations, government regulation of mining operations, environmental risks, mine life projections, the availability of third party concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in the Registrant’s Annual Information Form under the heading “Risk Factors”, filed as Exhibit 99.7 hereto. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Registrant does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Registrant, its financial or operating results or its securities.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant’s financial statements, including those incorporated by reference into this Registration Statement, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.

Under the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”), the Registrant is permitted to incorporate by reference into this Registration Statement financial statements prepared in accordance with Canadian GAAP accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and US GAAP as pertains to the Registrant for the years ended December 31, 2007, 2008 and 2009 are described in Exhibit 99.1 to this Registration Statement.

CAUTIONARY NOTE TO U.S. INVESTORS

Information concerning the mineral properties of the Registrant has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” incorporated by reference in this Registration Statement are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Exhibit 99.8, the Registrant’s Annual Information Form for the fiscal year December 31, 2009.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibits 99.1 through 99.86, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction B.(2) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibit 99.7, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibit 99.1, the Registrant’s Audited Annual Financial Statements for the years ended December 31, 2007, 2008 and 2009, which include a reconciliation to US GAAP for years ended December 31, 2007, 2008 and 2009 in accordance with Item 17 of Form 20-F under the Exchange Act.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.87 to 99.91 inclusive, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF SECURITIES

See the section entitled “Description of Capital Structure” on pages 34 and 35 of the Annual Information Form of the Registrant for the year ended December 31, 2009, filed as Exhibit 99.7, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of December 31, 2009:

Contractual Obligations (in thousands of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Interest on long-term debt obligations	—	—	—	—	—
Long-term debt obligations	—	—	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	4,612	1,391	1,378	1,041	802
Purchase obligations	14,445	14,445	—	—	—
Pensions and employee future benefits obligations	111,936	31,323	7,083	7,873	65,657
Asset retirement obligations	109,684	4,139	5,118	2,806	97,621

Total	240,677	51,298	13,579	11,720	164,080

For additional information on the Registrant’s commitments, see Note 21 to the Registrant’s Audited Annual Financial Statements for the years ended December 31, 2007, 2008 and 2009 included in Exhibit 99.1.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this registration statement on Form 40-F, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HUDBAY MINERALS INC.

By:	/s/ H. MAURA LENDON
Name:	H. Maura Lendon
Title:	Senior Vice President, Corporate Services and Chief Legal Officer

Date:	October 19, 2010

EXHIBIT INDEX

Exhibit Description and Date of Document

Annual and Quarterly Information; Management’s Discussion and Analysis; Certifications

99.1	Audited Annual Financial Statements for the years ended December 31, 2007, 2008 and 2009 (including a reconciliation to US GAAP in Note 26)

99.2	Management’s Discussion & Analysis for the year ended December 31, 2008

99.3	Annual Information Form for the year ended December 31, 2008

99.4	Certification of Annual Filings by the CFO dated March 31, 2009

99.5	Certification of Annual Filings by the CEO dated March 31, 2009

99.6	Management’s Discussion & Analysis for the year ended December 31, 2009

99.7	Annual Information Form for the year ended December 31, 2009

99.8	Certification of Annual Filings by the CFO dated March 31, 2010

99.9	Certification of Annual Filings by the CEO dated March 31, 2010

99.10	Certification of Interim Filings by the CFO dated August 4, 2010

99.11	Certification of Interim Filings by the CEO dated August 4, 2010

99.12	Interim Financial Statements for the three and six months ended June 30, 2010

99.13	Management’s Discussion & Analysis for the three and six months ended June 30, 2010

99.14	Certification of Interim Filings by the CFO dated May 4, 2010

99.15	Certification of Interim Filings by the CEO dated May 4, 2010

99.16	Interim Financial Statements for the three months ended March 31, 2010

99.17	Management’s Discussion & Analysis for the three months ended March 31, 2010

Shareholder Meeting Materials

99.18	Confirmation of Notice of Record and Meeting Date dated April 16, 2010

99.19	Notice of Annual Meeting of Shareholders dated May 14, 2010

99.20	Management Information Circular dated May 14, 2010

99.21	Form of Proxy to be used at Annual Meeting held on June 24, 2010

99.22	Report of Voting Results dated July 2, 2010

Material Change Reports

99.23	Material Change Report dated August 6, 2010

99.24	Material Change Report dated June 22, 2010

99.25	Material Change Report dated November 13, 2009

99.26	Material Change Report dated October 1, 2009

99.27	Material Change Report dated May 13, 2009

99.28	Material Change Report dated March 26, 2009

99.29	Material Change Report dated March 10, 2009

99.30	Material Change Report dated February 26, 2009

99.31	Material Change Report dated February 6, 2009

News Releases

99.32	News Release dated August 4, 2010

99.33	News Release dated June 21, 2010

99.34	News Release dated May 4, 2010

99.35	News Release dated March 3, 2010

99.36	News Release dated February 22, 2010

99.37	News Release dated January 8, 2010

99.38	News Release dated December 17, 2009

99.39	News Release dated November 12, 2009

99.40	News Release dated November 3, 2009

99.41	News Release dated November 3, 2009

99.42	News Release dated October 30, 2009

99.43	News Release dated September 29, 2009

99.44	News Release dated September 22, 2009

99.45	News Release dated August 6, 2009

99.46	News Release dated May 26, 2009

99.47	News Release dated May 11, 2009

99.48	News Release dated May 5, 2009

99.49	News Release dated May 5, 2009

99.50	News Release dated April 29, 2009

99.51	News Release dated March 23, 2009

99.52	News Release dated March 19, 2009

99.53	News Release dated March 15, 2009

99.54	News Release dated March 13, 2009

99.55	News Release dated March 10, 2009

99.56	News Release dated March 4, 2009

99.57	News Release dated February 27, 2009

99.58	News Release dated February 27, 2009

99.59	News Release dated February 26, 2009

99.60	News Release dated February 23, 2009

99.61	News Release dated February 16, 2009

99.62	News Release dated February 3, 2009

99.63	News Release dated January 27, 2009

99.64	News Release dated January 26, 2009

99.65	News Release dated January 23, 2009

99.66	News Release dated January 16, 2009

99.67	News Release dated January 12, 2009

2

99.68	News Release dated January 9, 2009

99.69	News Release dated January 9, 2009

99.70	News Release dated January 9, 2009

99.71	News Release dated January 8, 2009

Technical Reports

99.72	Technical Report entitled “Technical Report Lalor Deposit, Snow Lake, Manitoba, Canada” dated October 8, 2009

99.73	Technical Report entitled “Technical Report on an Update to the Fenix Project, Izabal, Guatemala” dated March 2010

Material Documents

99.74	HudBay Minerals Inc. Long Term Equity Plan, as amended, August 2009

99.75	Code of Business Conduct and Ethics dated May 2009

99.76	Share Purchase Agreement, dated May 11, 2009, between HudBay and GMP Securities L.P.

99.77	Termination Agreement, dated February 23, 2009, between HudBay and Lundin Mining Corporation

Other

99.78	ON Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee) dated March 3, 2010

99.79	Certificate pursuant to NI 54-101 dated May 20, 2010

99.80	Early Warning Report dated November 10, 2009

99.81	Early Warning Report dated January 11, 2010

99.82	Early Warning Report dated April 12, 2010

99.83	Certificate of Qualification of J. Paul Golightly, Ph.D., P.Geo. dated March 31, 2010

99.84	Certificate of Qualification of Robert Carter, P.Eng. dated November 18, 2009

99.85	Certificate of Qualification of Olivier Tavchandjian, Ph.D., P.Geo. dated March 31, 2010

99.86	Certificate of Qualification of Kimberley Proctor, P.Geo. dated November 18, 2009

Consents

99.87	Consent of J. Paul Golightly, Ph.D., P.Geo. dated October 6, 2010

99.88	Consent of Robert Carter, P.Eng. dated October 19, 2010

99.89	Consent of Olivier Tavchandjian, Ph.D., P.Geo. dated October 5, 2010

99.90	Consent of Kimberley Proctor, P.Geo. dated October 19, 2010

99.91	Consent of Deloitte & Touche LLP dated October 19, 2010

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